UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WageWorks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

930427109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 930427109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,397,928

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,397,928

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,397,928

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 36.91%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 930427109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners IV Principals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 144,108

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 144,108

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,108

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0.51%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 930427109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,048,101

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,048,101

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,048,101

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 3.72%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 930427109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Associates IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 11,604,037

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 11,604,037

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,604,037*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 41.19%

12.	Type of Reporting Person (See Instructions) PN

*Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all but 13,900 of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 930427109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 11,604,037

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 11,604,037

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,604,037*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 41.19%

12.	Type of Reporting Person (See Instructions) IN

*Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.
	(a)	Name of Issuer WageWorks, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1100 Park Place, 4th Floor, San Mateo, CA 94403

Item 2.
(a)

Name of Person Filing
VantagePoint Venture Partners IV (Q), L.P.
VantagePoint Venture Partners IV Principals Fund, L.P.
VantagePoint Venture Partners IV, L.P.
VantagePoint Venture Associates IV, L.L.C.
Alan E. Salzman

	(b)	Address of Principal Business Office or, if none, Residence 1001 Bayhill Drive Suite 300, San Bruno, CA 94066
	(c)	Citizenship United States of America (Except Mr. Alan E. Salzman – Canada)
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 930427109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

VantagePoint Venture Partners IV (Q), L.P.: 10,397,928
VantagePoint Venture Partners IV Principals Fund, L.P.: 144,108
VantagePoint Venture Partners IV, L.P.: 1,048,101
VantagePoint Venture Associates IV, L.L.C.*: 11,604,037
Alan E. Salzman**: 11,604,037

(b)

Percent of class:

VantagePoint Venture Partners IV (Q), L.P.: 36.91%
VantagePoint Venture Partners IV Principals Fund, L.P.: 0.51%
VantagePoint Venture Partners IV, L.P.: 3.72%
VantagePoint Venture Associates IV, L.L.C.*: 41.19%
Alan E. Salzman**: 41.19%

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

VantagePoint Venture Partners IV (Q), L.P.: 0
VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint Venture Partners IV, L.P.: 0
VantagePoint Venture Associates IV, L.L.C.*: 0
Alan E. Salzman**: 0

(ii)

Shared power to vote or to direct the vote

VantagePoint Venture Partners IV (Q), L.P.: 10,397,928
VantagePoint Venture Partners IV Principals Fund, L.P.: 144,108
VantagePoint Venture Partners IV, L.P.: 1,048,101
VantagePoint Venture Associates IV, L.L.C.*: 11,604,037
Alan E. Salzman**: 11,604,037

(iii)

Sole power to dispose or to direct the disposition of

VantagePoint Venture Partners IV (Q), L.P.: 0
VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint Venture Partners IV, L.P.: 0
VantagePoint Venture Associates IV, L.L.C.*: 0
Alan E. Salzman**: 0

(iv)

Shared power to dispose or to direct the disposition of

VantagePoint Venture Partners IV (Q), L.P.: 10,397,928
VantagePoint Venture Partners IV Principals Fund, L.P.: 144,108
VantagePoint Venture Partners IV, L.P.: 1,048,101
VantagePoint Venture Associates IV, L.L.C.*: 11,604,037
Alan E. Salzman**: 11,604,037

* VantagePoint Venture Associates IV, L.L.C. is the general partner for VantagePoint Venture Partners IV Principals Fund, L.P., VantagePoint Venture Partners IV (Q), L.P. and VantagePoint Venture Partners IV, L.P.  VantagePoint Venture Associates IV, L.L.C. disclaims beneficial ownership of all but 13,900 of such shares.

** Mr. Alan Salzman is a the Managing Member of VantagePoint Venture Associates IV, L.L.C.  Mr. Salzman disclaims beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2013

VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.		VANTAGEPOINT VENTURE PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.		By: VantagePoint Venture Associates IV, L.L.C.
Its General Partner		Its General Partner

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.		VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.
By: VantagePoint Venture Associates IV,
L.L.C.		By:	/s/ Alan E. Salzman
Its General Partner		Name: Alan E. Salzman,
Managing Member
By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		/s/ Alan E. Salzman
Managing Member		Alan E. Salzman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of WageWorks, Inc.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  February 13, 2013

VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.		VANTAGEPOINT VENTURE PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.		By: VantagePoint Venture Associates IV, L.L.C.
Its General Partner		Its General Partner

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.		VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.
By: VantagePoint Venture Associates IV,
L.L.C.		By:	/s/ Alan E. Salzman
Its General Partner		Name: Alan E. Salzman,
Managing Member
By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		/s/ Alan E. Salzman
Managing Member		Alan E. Salzman